SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Broadway Financial Corporation

(Name of Issuer)

Common Stock, par value

$0.01 per share

(Title of Class of Securities)

111444-10-5

(CUSIP Number)

Steven A. Sugarman

16845 Von Karman Avenue

Suite #200

Irvine, CA 92606

Copies to:

Gary J. Simon

Hughes Hubbard & Reed, LLP

One Battery Park Plaza

New York, New York 10004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 111444-10-5	13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS Steven A. Sugarman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,846,154[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,846,154[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,846,154 (see Item 5)[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.57%[2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

[1]

As of the date hereof, Mr. Sugarman directly owns no shares of common stock, par value $0.01 per share (“Shares”), of Broadway Financial Corporation (the “Registrant”). However, as a result of wholly-owning Sugarman Enterprises, Inc. (“Enterprises”), which controls TCC Manager, LLC (“Manager”), which controls The Capital Corps, LLC (“Capital”), which wholly owns Commerce Home Mortgage, LLC (“Commerce”), Mr. Sugarman may be deemed to have shared voting power over and thus beneficial ownership of the 1,846,154 Shares owned by Commerce pursuant to Rule 13d-3 (“Rule 13d-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Mr. Sugarman has an indirect interest in a portion of the same 1,846,154 Shares already reported above by virtue of an indirect ownership in Capital. Pursuant to Rule 13d-4 (“Rule 13d-4”) under the Exchange Act, Mr. Sugarman disclaims all such beneficial ownership except to the extent of his pecuniary interest therein.

[2]

Calculation of percentage based on 19,282,571 shares of the Registrant’s voting common stock issued and outstanding as of April 6, 2020, as stated in the Registrant’s Amendment No. 1 to Form 10-K Annual Report filed with the Securities and Exchange Commission on April 6, 2020 (the “Form 10-K/A”), which also states that on such date 8,756,396 shares of the Registrant’s non-voting common stock also were outstanding, none of which is owned by Mr. Sugarman.

CUSIP No. 111444-10-5	13D	Page 3 of 6

1	NAMES OF REPORTING PERSONS Sugarman Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,846,154[3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,846,154[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,846,154 (see Item 5)[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.57%[4]
14	TYPE OF REPORTING PERSON (See Instructions) HC

[3]

As of the date hereof, Enterprises directly owns no Shares. However, as a result of being in control of Manager, which controls Capital, which wholly owns Commerce, Enterprises may be deemed to have shared voting power over and thus beneficial ownership of the 1,846,154 Shares owned by Commerce pursuant to Rule 13d-3 under the Exchange Act. Pursuant to Rule 13d-4 under the Exchange Act, Enterprises disclaims all such beneficial ownership except to the extent of its pecuniary interest therein.

[4]

Percentage based on 19,282,571 shares of the Registrant’s voting common stock issued and outstanding as of April 6, 2020, as stated in the Form 10-K/A, which also states that on such date 8,756,396 shares of the Registrant’s non-voting common stock also were outstanding, none of which is owned by Manager.

CUSIP No. 111444-10-5	13D	Page 4 of 6

1	NAMES OF REPORTING PERSONS TCC Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,846,154[5]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,846,154[5]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,846,154 (see Item 5)[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.57%[6]
14	TYPE OF REPORTING PERSON (See Instructions) HC

[5]

As of the date hereof, Manager directly owns no Shares. However, as a result of being in control of Capital, which wholly owns Commerce, Manager may be deemed to have shared voting power over and thus beneficial ownership of the 1,846,154 Shares owned by Commerce pursuant to Rule 13d-3 under the Exchange Act. Pursuant to Rule 13d-4 under the Exchange Act, Manager disclaims all such beneficial ownership. Pursuant to the internal structures of the Reporting Persons, Manager retains express, full and exclusive control over the voting and disposition of the shares owned by Commerce, which control is exercised by and thus shared with Mr. Sugarman and Enterprises.

[6]

Percentage based on 19,282,571 shares of the Registrant’s voting common stock issued and outstanding as of April 6, 2020, as stated in the Form 10-K/A, which also states that on such date 8,756,396 shares of the Registrant’s non-voting common stock also were outstanding, none of which is owned by Manager.

CUSIP No. 111444-10-5	13D	Page 5 of 6

1	NAMES OF REPORTING PERSONS The Capital Corps, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,846,154[7]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,846,154[7]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,846,154 (see Item 5)[7]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.57%[8]
14	TYPE OF REPORTING PERSON (See Instructions) HC

[7]

As of the date hereof, Capital directly owns no Shares. However, as a result of being the wholly-owning direct parent of Commerce, Capital may be deemed to have shared voting power over and thus beneficial ownership of the 1,846,154 Shares owned by Commerce pursuant to Rule 13d-3 under the Exchange Act. Pursuant to Rule 13d-4 under the Exchange Act, Capital disclaims all such beneficial ownership.

[8]

Percentage based on 19,282,571 shares of the Registrant’s voting common stock issued and outstanding as of April 6, 2020, as stated in the Form 10-K/A, which also states that on such date 8,756,396 shares of the Registrant’s non-voting common stock also were outstanding, none of which is owned by Capital.

CUSIP No. 111444-10-5	13D	Page 6 of 6

1	NAMES OF REPORTING PERSONS Commerce Home Mortgage, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,846,154
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,846,154
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,846,154 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.57%[9]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[9]

Percentage based on 19,282,571 shares of the Registrant’s voting common stock issued and outstanding as of April 6, 2020, as stated in the Form 10-K/A, which also states that on such date 8,756,396 shares of the Registrant’s non-voting common stock also were outstanding, none of which is owned by Commerce.

Item 1.	Security and Issuer

This statement constitutes Amendment No. 2 to the Schedule 13D, as amended prior hereto, relating to shares of common stock, par value $0.01 per share, of Broadway Financial Corporation (the “Registrant”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “Schedule 13D”) to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings described to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

On April 8, 2020, Commerce Home Mortgage, LLC issued an open letter to the Registrant (the “April 8 Letter”). A copy of the April 8 Letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference. The April 8 Letter includes (i) a proposal to redeem the Registrant’s existing poison pill and amend the Registrant’s bylaws or charter (as applicable) to provide that any subsequent poison pill shall be subject to a mandatory shareholder vote, (ii) a proposal that the Registrant disclose in its quarterly reports on Form 10-Q and in its annual reports on Form 10-K the number and amount of loans the Registrant originated to African-American, Hispanic/Latino, and low-income borrowers during the applicable periods, (iii) a proposal that the Board of Directors of the Registrant conduct a review of the Registrant’s bylaws and other governance documents and revise the bylaws to comply in all material respects with the governance recommendations of Institutional Shareholder Services and Glass Lewis & Co. and to correct any conflicts with applicable laws and regulations and (iv) the nomination of Antonio Villaraigosa to the Board of Directors of the Registrant.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Letter to the Board of Directors of the Registrant dated February 19, 2020 (previously filed).

99.2	Letter to the Registrant dated April 8, 2020.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2020

SUGARMAN ENTERPRISES, INC.

By:	/s/ Steven A. Sugarman
	Name:	Steven A. Sugarman
	Title:	President

TCC MANAGER, LLC

By:	Sugarman Enterprises, Inc., as its Manager

By:	/s/ Steven A. Sugarman
	Name:	Steven A. Sugarman
	Its:	President

THE CAPITAL CORPS, LLC

By:	TCC Manager, LLC, as its Manager

By:	/s/ Carlos P. Salas
	Name:	Carlos P. Salas
	Title:	President

COMMERCE HOME MORTGAGE, LLC

By:	The Capital Corps, LLC, as its Manager

By:	TCC Manager, LLC, as its Manager

By:	/s/ Carlos P. Salas
	Name:	Carlos P. Salas
	Title:	President

/s/ Steven A. Sugarman
Steven A. Sugarman